EXHIBIT 11.2

DUKE REALTY CORPORATION

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands)

Six Months Ended
June 30, 2005
Net income from continuing operations, less preferred dividends	$56,644
Minority interest in earnings of common unitholders	5,773
Interest expense (excludes amortization of deferred financing fees)	68,091
Earnings before debt service	$130,508

Interest expense (excludes amortization of deferred financing fees)	$68,091
Recurring principal amortization	3,406
Total debt service	$71,497

Ratio of earnings to debt service	1.83